UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Moderna, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

60770K 107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60770K107

1.	Names of Reporting Person Stéphane Bancel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 31,140,394 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 31,140,394 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,140,394 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.3%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 6,720,368 shares of Common Stock held directly by Mr. Bancel, (ii) 6,278,619 shares issuable to Mr. Bancel upon exercise of share options exercisable within 60 days after December 31, 2018, (iii) 7,974,603 shares of Common Stock held by OCHA LLC, (iii) 9,249,970 shares of Common Stock held by Boston Biotech Ventures, LLC, and (iv) 916,834 shares of Common Stock held by a trust for the benefit of Mr. Bancel’s family, which has an independent trustee and all voting and dispositive decisions for such 916,834 shares of Common Stock are made by an investment advisor.

(2)

Percentage ownership is calculated based on (i) 328,948,088 shares of Common Stock outstanding as disclosed in the Issuer’s 424B4 filed with the Securities and Exchange Commission on December 7, 2018 and (ii) 6,278,619 shares of Common Stock underlying the share options that are exercisable within 60 days of December 31, 2018 which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i)).

CUSIP No. 60770K107

1.	Names of Reporting Person OCHA LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,974,603
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,974,603
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,974,603
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.4%(2)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 60770K107

1.	Names of Reporting Person Boston Biotech Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,249,970
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,249,970
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,249,970
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.8%(2)
12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a)	Name of Issuer

Moderna, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

200 Technology Square
Cambridge, MA 02139

Item 2.

(a)	Name of Person Filing

Stéphane Bancel

OCHA LLC

Boston Biotech Ventures, LLC

(b)	Address of Principal Business Office or, if none, Residence

c/o Moderna, Inc.
200 Technology Square
Cambridge, MA 02139

(c)	Citizenship

Stéphane Bancel is a citizen of France. Each of OCHA LLC and Boston Biotech Ventures, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

60770K107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) and (b)	Amount beneficially owned:

		(i)	Mr. Bancel directly owns 6,720,368 shares of Common Stock and 6,278,619 shares issuable to Mr. Bancel upon exercise of share options exercisable within 60 days after December 31, 2018. In addition, Mr. Bancel may be deemed to have voting and dispositive power over (i) 7,974,603 shares of Common Stock directly owned by OCHA LLC, of which Mr. Bancel is the majority unit holder and sole managing member, (ii) 9,249,970 shares of Common Stock directly owned by Boston Biotech Ventures, LLC, of which Mr. Bancel is the majority unit holder and the sole managing member, and (iii) 916,834 shares of Common Stock held by a trust for the benefit of Mr. Bancel’s family (the “Trust”), which has an independent trustee and all voting and dispositive decisions for such 916,834 shares of Common Stock are made by an investment advisor. Mr. Bancel disclaims Section 13(d) beneficial ownership over all shares held by OCHA LLC and Boston Biotech Ventures, LLC, and this report shall not be deemed an admission that Mr. Bancel is the beneficial owner of such shares for Section 13(d) or any other purpose. In addition, because the ultimate power to make decisions regarding the voting and disposition of the shares held by the Trust resides with an independent trustee, Mr. Bancel disclaims Section 13(d) beneficial ownership over all shares held by the Trust, and this report shall not be deemed an admission that Mr. Bancel is the beneficial owner of such shares for Section 13(d) or any other purpose. The aggregate of 31,140,394 shares of Common Stock with respect to which Mr. Bancel may be deemed to have voting and dispositive power represents approximately 9.3% of the outstanding shares of Common Stock.

		(ii)	OCHA LLC directly owns 7,974,603 shares of Common Stock.

(iii)

Boston Biotech Ventures, LLC directly owns 9,249,970 shares of Common Stock.

The percent of class was calculated based on (i) 328,948,088 shares of Common Stock outstanding as disclosed in the Issuer’s 424B4 filed with the Securities and Exchange Commission on December 7, 2018 and (ii) 6,278,619 shares of Common Stock underlying the share options that are exercisable within 60 days of December 31, 2018 which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i)).

	(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)		(ii)	(iii)		(iv)
Stéphane Bancel	31,140,394	*	0	31,140,394	*	0
OCHA LLC	7,974,603		0	7,974,603		0
Boston Biotech Ventures, LLC	9,249,970		0	9,249,970		0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

* See Item 4(a) and (b) above.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

The reporting persons disclaim the existence of a “group” as that term is used in Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019	STÉPHANE BANCEL

/s/ Stéphane Bancel

OCHA LLC

	By:	/s/ Stéphane Bancel
	Name:	Stéphane Bancel
	Title:	Managing Member

BOSTON BIOTECH VENTURES, LLC

	By:	/s/ Stéphane Bancel
	Name:	Stéphane Bancel
	Title:	Managing Member

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 13, 2019	STÉPHANE BANCEL

/s/ Stéphane Bancel

OCHA LLC

	By:	/s/ Stéphane Bancel
	Name:	Stéphane Bancel
	Title:	Managing Member

BOSTON BIOTECH VENTURES, LLC

	By:	/s/ Stéphane Bancel
	Name:	Stéphane Bancel
	Title:	Managing Member